601 Poydras Street, 21st Floor
New Orleans, Louisiana 70130
(504) 310-7317
www.iberiabank.com

September 14, 2018

VIA EDGAR SUBMISSION
Gus Rodriguez
Accounting Branch Chief
Office of Financial Services

Re: IBERIABANK Corporation Form 10-K for the Fiscal Year Ended December 31, 2017; Filed February 23, 2018; Form 8-K; Filed July 20, 2018; File No. 001-37532

Dear Mr. Rodriguez:

This letter acknowledges receipt of and responds to your comment letter dated August 30, 2018, relating to IBERIABANK Corporation’s (the “Company”) Form 10-K for the year ended December 31, 2017 filed on February 23, 2018 and the Company’s Form 8-K filed on July 20, 2018. In order to facilitate your review, we have included the text of the comment letter in italics, along with our response below.

Form 8-K filed July 20, 2018
Exhibit 99.2 – 2Q18 Earnings Presentation
Credit Risk Coverage, page 15

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You present total credit risk reserves which represents the total of the allowance for loan losses, non impaired acquired loan discounts, net and the reserve for unfunded commitments. In addition, you present Credit risk reserves as a percent of Loans, Credit risk reserves/NPAs and Credit risk reserves/NALs. The addition of purchase accounting adjustments to your ALLL to derive total credit risk reserves for your loans, NPAs and NALs represent tailored accounting principles that are prohibited by Rule 100 (b) of Regulation G. In addition, these non-GAAP metrics imply that the purchase accounting adjustments are available to the entire loan portfolio that includes non-acquired and acquired loans, when the adjustments are only available for the acquired loans. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance and revise future similar presentations by eliminating any add back of non-impaired acquired loan discounts, net.

The Company respectfully acknowledges your comment and will comply with your request by eliminating the information presented in future filings.

If you have any questions with respect to the foregoing, please contact me at (504) 310-7317 or Scott Price at (205) 803-5860.

Sincerely,
/s/ Anthony J. Restel

Anthony J. Restel
Chief Financial Officer
IBERIABANK Corporation

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